UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13D
     Under the Securities Exchange Act of 1934, as amended
                   (Amendment No. 1)


                       ATLAS CORPORATION
         ---------------------------------------------
                        (Name of Issuer)


                          Common Stock
         ----------------------------------------------
                 (Title or Class of Securities)


                          049267-30-5
         ---------------------------------------------
                         (CUSIP Number)


                      Vincent J. Catalano
                   2030 West Clybourn Street
                  Milwaukee, Wisconsin  53233
                         (414) 933-8555
        ------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                        October 7, 1998
        -----------------------------------------------
    (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



          *    The remainder of this cover page shall
          be filled out for a reporting person's
          initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          Schedule 13D
     CUSIP No. 049267-30-5           Page 2 of 5 pages

     1.   NAME OF REPORTING PERSON
               Vincent J. Catalano
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ###-##-####

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)  [   ]
               (b)  [   ]

     3.   SEC USE ONLY

     4.   SOURCE OF FUNDS
               PF

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

               [   ]

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

     7.   SOLE VOTING POWER             2,270,013
     8.   SHARED VOTING POWER                   0
     9.   SOLE DISPOSITIVE POWER        2,270,013
     10.  SHARED DISPOSITIVE POWER              0

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,270,013

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

               [   ]

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN (11)

               8.3%

     14.  TYPE OF REPORTING PERSON

               IN

                          Schedule 13D
CUSIP NO. 049267-30-5                    Page 3 of 5 pages

ITEM 1.        SECURITY AND ISSUER.

     This Statement relates to 2,270,013 shares of Common Stock of Atlas Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 370 Seventeenth
Street, Suite 3140, Denver, Colorado 80202.

ITEM 2.        IDENTITY AND BACKGROUND.

     (a) and (b) This Statement is being filed by Mr.
Vincent J. Catalano, whose business address is 2030
West Clybourn Street, Milwaukee, Wisconsin 53233.

     (c) Present Principal Occupation. Semi-retired grocer.

     (d) and (e) During the five years immediately prior to the date of this Statement, Mr. Catalano has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Catalano been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

     (f)  Mr. Catalano is a citizen of the United
States of America.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 7, 1998 and October 8, 1998 Mr.
Catalano paid with personal funds approximately $81,000 to purchase 900,000 shares of Company Common Stock.

ITEM 4.        PURPOSE OF TRANSACTION.

     Mr. Catalano acquired the securities reported hereby for investment purposes. Mr. Catalano currently has no plans or proposals of the nature set forth in Items 4(a)-(j) of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Catalano beneficially owns an aggregate of 2,270,013 shares of Company Common Stock, representing approximately 8.3% of the total number of the issued and outstanding shares of Common Stock of the Company (based on information contained in the Company's quarterly report on Form
     10-Q for the period ending June 30, 1998).

     (b) Mr. Catalano has sole power to direct the voting of 2,270,013 shares of Company Common
     Stock; shared power to direct the voting of no shares of Company Common Stock; sole power to direct the disposition of 2,270,013 shares of Company Common
     Stock; and shared power to direct the voting of no shares ofCompany Common Stock.

     (c) Since October 2, 1998 (Mr. Catalano's most recent filing on Schedule 13D), Mr. Catalano purchased Company Common Stock in the open market as set forth below:

                                                Price per
                                                  Share
              Date           No. of Shares     (including
                               Purchased        $0.01 per
                                                  share
                                               Commission)


            10/7/98             700,000           $0.09
            10/8/98             200,000           $0.09

     (d) No person other than Mr. Catalano has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities owned.

     (e)  Not applicable.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
               OR RELATIONSHIPS WITH RESPECT TO SECURITIES
               OF THE ISSUER.

          Not Applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

          Not Applicable.

                     Schedule 13D
CUSIP NO. 049267-30-5                     Page 5 of 5 pages

                       SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 1998               /s/ Vincent J. Catalano
                              ---------------------------
                              Vincent J. Catalano